NEWS RELEASE

PARAMOUNT ENERGY TRUST CONFIRMS

DECEMBER 2009 CASH DISTRIBUTION AND UPDATES HEDGING

Calgary, Alberta – December 11, 2009 (TMX – PMT.UN) – Paramount Energy Trust ("PET" or the "Trust") is pleased to confirm that its distribution to be paid on January 15, 2010 in respect of income received by PET for the month of December 2009, for Unitholders of record on December 31, 2009 will be $0.05 per Trust Unit.  The ex-distribution date is December 29, 2009. The December distribution brings cumulative distributions paid in 2009 to $0.64 per Trust Unit and distributions paid since the inception of the Trust to $13.764 per Trust Unit.

Hedging Update

PET advises that it has realized gains from the buyback of certain of its December 2009 through March 2010 AECO-based financial fixed price natural gas swap contracts. These transactions resulted in the receipt of $5.0 million which will be applied to reduce the Trust’s current outstanding net bank debt.  The transactions will be recorded as funds flow and a reduction in bank debt in the fourth quarter.  PET entered into replacement financial fixed price natural gas swap contracts for the period from January through March 2010 for 30,000 GJ/d at an average price of $5.11 per GJ.

Despite a significant overall decrease in AECO natural gas prices during the first eleven months of 2009, PET’s financial hedging and physical forward sales portfolio provided a level of stability to projected funds flows. Year to date in 2009, the Trust has crystallized approximately $165 million of funds flow related to hedging transactions.

The Trust remains cautious with respect to near term natural gas prices as strong supply from shale gas plays in the United States and weak industrial gas demand due to the economic recession in North America have contributed to very high gas storage levels compared to prior periods. While PET has applied a portion of the value of its hedge portfolio to its balance sheet, the Trust also believes that continued downside gas price protection is warranted at this time. The current mark-to-market value of PET’s net open hedging transactions is approximately $70 million.

PET’s financial and physical natural gas forward sales arrangements at December 11, 2009 are as follows:

Financial hedges and physical forward sales contracts
Type of Contract	Volumes at AECO(2) (GJ/d)	% of Forecast Volume(4)	Price(1) ($/GJ)	Futures Market (3) ($/GJ)	Term
Financial	30,000	15	5.11	5.08	January – March 2010
Financial	107,500	54	7.24	5.23	April – October 2010
Financial	107,500		7.78		November 2010 – March 2011
Physical	10,000		7.75		November 2010 – March 2011
Period Total	117,500	59	7.77	6.35	November 2010 – March 2011
Financial	42,500	21	6.33	6.02	April – October 2011
Financial	89,679	45	6.78	6.85	January – March 2013

(1)

Average price calculated using weighted average price for sell contracts.

(2)

All transactions are at AECO unless identified specifically as a NYMEX transaction.

(3)

Futures market reflects AECO/NYMEX forward market prices as at December 11, 2009. NYMEX transactions and forward prices are measured in US$ per MMBTU.

(4)

Calculated using 200,000 GJ/d and includes actual and gas over bitumen deemed projected production volumes and voluntary production shut-ins.

Forward-Looking Information

Certain information regarding PET in this news release including the information contained under the heading "Hedging Update" above may constitute forward-looking statements under applicable securities laws. The forward-looking information includes, without limitation, statements regarding PET’s borrowing capacity under its bank credit facility, forecast production, and forecast funds flows.
Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to PET and the industry in which it operates as well as certain assumptions regarding production as outlined above.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by PET and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Forward-looking information is based on the estimates and opinions of PET’s management at the time the information is released and PET disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.

PET is a natural gas-focused Canadian energy trust. PET's Trust Units and convertible debentures are listed on the Toronto Stock Exchange under the symbol "PMT.UN" and "PMT.DB.A", "PMT.DB.B" and "PMT.DB.C", respectively. Further information with respect to PET can be found at its website at www.paramountenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

Paramount Energy Trust

Susan L. Riddell Rose

President and Chief Executive Officer

Paramount Energy Trust

Cameron R. Sebastian

Vice President, Finance and Chief Financial Officer

Paramount Energy Trust

Sue M. Showers

Investor Relations and Communications Advisor

Paramount Energy Operating Corp.

Administrator of Paramount Energy Trust

Suite 3200, 605 - 5 Avenue SW Calgary, Alberta T2P 3H5

403 269-4400

403 269-4444 (FAX)

Email: info@paramountenergy.com

Website: www.paramountenergy.com